April 18, 2013

Via EDGAR and Courier

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             GW Pharmaceuticals plc

Amendment No. 2 to Registration Statement on Form F-1

Filed April 12, 2013

File No. 333-187356

Dear Mr. Riedler:

On behalf of GW Pharmaceuticals plc (the “Registrant” or the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 17, 2013 (the “Comment Letter”) regarding the above-referenced registration statement of the Registrant filed on April 12, 2013 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  We have also set forth the Registrant’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Registrant, we are hereby filing an amendment to the Registrant’s Registration Statement on Form F-1 (the “Amendment No. 3”). Amendment No. 3 has been revised to reflect the Registrant’s responses to the comments from the Staff and certain other updating and conforming changes that are intended to update, clarify and render the information contained therein complete.  All page numbers in the responses below refer to Amendment No. 3, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of the Amendment No. 3, two of which have been marked to show changes from Amendment No. 2 to the registration statement.

Critical Judgments in Applying our Accounting Policies
Revenue Recognition, page 56

SEC Comment

1.                                      We acknowledge your response and revised disclosure. Please include disclosure with regards to the company’s accounting in the event that you consider that there is significant uncertainty with regards to the in-market sales price to be charged by the commercial partner, similar to that provided in your response.

Answer

The Registrant has revised its disclosure on p. 56 in response to the Staff’s comment as follows (insertions underlined):

“Product revenue received is based on a contractually agreed percentage of our commercial partner’s in-market net sales revenue. The commercial partner’s in-market net sales revenue is the price per vial charged to end customers, less a set of defined deductible overheads incurred in distributing the product. In developing estimates, we use monthly unit sales and in-market sales data received from commercial partners during the course of the year. For certain markets, where negotiations are ongoing with local reimbursement authorities, an estimated in-market sales price is used, which requires the application of judgment in assessing whether an estimated in-market sales price is reliably measurable. In our assessment, we consider, inter alia, identical products sold in similar markets and whether the agreed prices for those identical products support the estimated in-market sales price.  In the event that, we consider there to be significant uncertainty with regards to the in-market sales price to be charged by the commercial partner as a result of, as an example, ongoing pricing negotiations with local health authorities, such that it is not possible to reliably measure the amount of revenue that will flow to us, we would not recognize revenue until that uncertainty has been resolved.”

Key Sources of Estimation Uncertainty, page 56

SEC Comment

2.                                      In light of the new German pricing reimbursement process and the significant adjustment to revenues, please tell us what consideration was given to disclose here your provision for revenues.

Answer

The Registrant respectfully advises the Staff that prior to the German pricing decision, the Registrant did not consider pricing reimbursement decisions relating to sales of Sativex to represent a key source of estimation uncertainty.  In light of the German pricing negotiation outcome, as outlined in our response letter dated April 12, 2013, this conclusion has been re-evaluated with the following disclosure inserted into the Key Sources of Estimation Uncertainty.  See p. 57.  This disclosure includes the rebate provision as at December 31, 2012.  The rebate provision as at September 30, 2012 was not material.

“Rebate provision

We maintain a rebate provision for expected reimbursements to our commercial partners in circumstances in which actual net revenue per vial differs from expected net revenue per vial as a consequence of, as an example, ongoing pricing negotiations with local health authorities.

The amount of our rebate provision is based on, amongst other things, monthly unit sales and in-market sales data received from commercial partners and represents management’s best estimate of the rebate expected to be required to settle the present obligation at the end of the reporting period.

Pricing decisions made by local health authorities, including revisions and clarifications that have retroactive application can result in changes to management’s estimates of the rebates reported in prior periods.

Aggregate rebate provision accruals at December 31, 2012 were approximately £1.1 million.”

*     *     *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate receiving the Staff’s further comments or questions with respect to the registration statement as soon as possible.  Please direct any comments or questions you may have regarding the foregoing to the undersigned at (212) 506-2551.

Sincerely,

/s/ DAVID S. BAKST

David S. Bakst

cc:	Justin D. Gover, GW Pharmaceuticals plc
Edward S. Best, Esq.